Mail Stop 4561

      							August 24, 2005

Via U.S. Mail and Fax (770) 729-3144
Mr. Michael P. Walsh
Chief Financial Officer
SmartVideo Technologies, Inc.
1650 Oakbrook Drive, Suite 405
Norcross, GA 30093

	RE:	SmartVideo Technologies, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 29, 2005
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-26809

Dear Mr. Walsh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 3. Legal Proceedings, page 11

1. As it relates to the arbitration case with Mr. Richard Seifert and
KC Adventures, please explain to us how you have evaluated the matter under SFAS 5. Tell us whether the risk of loss is probable, reasonably possible or remote. We do not understand how a negative result from this arbitration case could not have a significant impact on your financial position and results of operations.

2. Please tell us more details regarding the potential terms and conditions of the settlement agreement with Open Systems Solution. Tell us whether you expect to make any cash payment or stock issuance to release all future claims.

Item 6. Management`s Discussion and Analysis or Plan of Operation

Revenue Recognition, page 18

3. Please clarify to us your revenue recognition policies relating to sales of software as well as the terms of such sales. Please cite the relevant accounting literature in your response and we may have further comment.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


??

??

??

??

Mr. Michael P. Walsh
SmartVideo Technologies, Inc.
August 24, 2005
Page 1